December 5, 2012

2012 Year-End Distribution Estimates

Capital gains and ordinary income will be distributed on December 19th to shareholders of record from December 18th. Estimates of these amounts are now available.

Update: The year-end distribution estimates have been revised as of November 18th.

November Performance Returns Available

Sit Mutual Funds' November 2012 performance returns are available. To view the results go to the Performance page.

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The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.


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Eugene Sit

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.

2012 Year-End Distribution Estimates

Updated November 18, 2012

Below are estimated ranges for potential capital gain/ordinary income distributions for 2012 year end. This is an estimate (as of November 18, 2012) and therefore may be different than the actual distribution(s). Declaration date and record date are December 18th and the ex-date and payable date are December 19th.

Sit Mutual Fund	Per Share Ordinary Income	Per Share Capital Gain
Balanced	$0.05 to $0.10*	$0.00
Dividend Growth	$0.05 to $0.10*	$0.15 to $0.30
Global Dividend Growth	$0.05 to $0.10*	$0.00 to $0.10
Large Cap Growth	$0.20 to $0.40	$3.00 to $4.00
Mid Cap Growth	$0.00 to $0.05	$0.30 to $0.50
Small Cap Growth	$0.00	$0.00
International Growth	$0.15 to $0.30	$0.00
Developing Markets Growth	$0.03 to $0.10	$1.20 to $1.70
U.S. Government Securities	n/a**	$0.00
Tax-Free Income	n/a**	$0.00
Minnesota Tax-Free Income	n/a**	$0.00

*The Sit Balanced, Dividend Growth, and Global Dividend Growth Funds pay dividends quarterly. This is the amount of the regular quarterly dividend.

** The Sit U.S. Government Securities, Tax-Free Income, and Minnesota Tax-Free Income Funds distribute income on a daily-accrued basis at the end of the month. These estimates do not include those monthly amounts.

December 6, 2012